Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
July 31, 2008	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, Exective Vice President , General Manager of Admistration Group

• SIGNATURES

• Press release regarding TDK’s Consolidated results for the 1st quarter of FY March 2009
Summary
1. Summary Information Regarding Consolidated Business Results
2. Summary Information Regarding Consolidated Financial Position
3. Qualitative Information Regarding Consolidated Projections
4. Others
5. Balance sheets
6. Statements of income
7. Statements of cash flows
8. Segment Information
9. Supplementary Information

TDK Corporation
July 31, 2008

Contact;
TDK Corporation(Tokyo)	Corporate Communications Department
	Tatsuhiko Atsumi	+81(3)5201-7102
Consolidated results (U.S. GAAP) for the 1st quarter of FY March 2009
Summary (April 1, 2008 - June 30, 2008)

Term	1Q of FY2008		1Q of FY2009			Change
	(April 1, 2007 - June 30, 2007)		(April 1, 2008 - June 30, 2008)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	206,699	100.0	190,623	100.0	1,798,330	(16,076)	-7.8
Operating income	16,129	7.8	5,393	2.8	50,877	(10,736)	-66.6
Income before income taxes	20,181	9.8	5,577	2.9	52,613	(14,604)	-72.4
Net income	16,022	7.8	4,446	2.3	41,943	(11,576)	-72.3

Per common share:
Net income / Basic	Yen 122.07		Yen 34.48		U.S.$0.33
Net income / Diluted	Yen 121.90		Yen 34.46		U.S.$0.33

Capital expenditures	22,170	—	31,127	—	293,651	8,957	40.4
Depreciation and amortization	16,153	7.8	18,398	9.7	173,566	2,245	13.9
Research and development	13,558	6.6	13,260	7.0	125,094	(298)	-2.2
Result of financial income	2,412	—	1,039	—	9,802	(1,373)	-56.9
Ratio of overseas production	67.2%	—	74.0%	—	—
Number of employees	52,640	—	62,797	—	—

Average rate for the period
US$=Yen	Yen 120.82		Yen 104.56
Euro=Yen	Yen 162.75		Yen 163.44

Note:
     U.S.$1=Yen 106, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
[Summary Information and Financial Statements]
1. Summary Information Regarding Consolidated Business Results
Consolidated results for the first quarter of fiscal 2009, the three-month period from April 1, 2008 to June 30, 2008, were as follows:
The first quarter of fiscal 2009 in the electronics market, which has a large bearing on the TDK Group’s performance, saw a year-on-year rise in production of flat-screen TVs, home game consoles, notebook PCs, HDDs and mobile phones, in particular. On the other hand, however, demand for high-performance models of these products, particularly in industrialized nations, tapered off. Because these high-performance models drive electronic component demand, there was soft demand for electronic components. This in turn also led to further erosion in prices for electronic components.
TDK posted consolidated net sales of ¥190,623 million (U.S.$1,798,330 thousand), down 7.8% year on year from ¥206,699 million in the first quarter of fiscal 2008. Operating income declined 66.6% from ¥16,129 million to ¥5,393 million (U.S.$50,877 thousand). Income before income taxes declined 72.4% from ¥20,181 million to ¥5,577 million (U.S.$52,613 thousand). Net income declined 72.3% from ¥16,022 million to ¥4,446 million (U.S.$41,943 thousand). Basic net income per common share was ¥34.48 (U.S.$0.33), compared with ¥122.07 in the first quarter of fiscal 2008.
Average first-quarter yen exchange rates for the U.S. dollar and euro were ¥104.56 and ¥163.44, respectively, as the yen appreciated 13.5% versus the U.S. dollar and depreciated 0.4% against the euro, compared with the first quarter (April 1 to June 30) of the previous fiscal year. This lowered net sales by approximately ¥21.5 billion and operating income by approximately ¥6.6 billion.
(Sales by Sector)
TDK’s net sales are made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) others. Recording media sales have dropped sharply due to the August 2007 transfer of the TDK brand recording media sales business. Because recording media sales accounted for less than 10% of total net sales in the first quarter of fiscal 2009, these sales were included in the “others” sector. Sector sales were as follows.
(1)Electronic materials
This sector is broken down into two product categories: capacitors, and ferrite cores and magnets.
Sales in the electronic materials sector dropped 8.1% from ¥49,703 million to ¥45,671 million (U.S.$430,859 thousand).
[Capacitors] Sales decreased year on year. This reflected the impact of lower prices for multilayer ceramic chip capacitors, the main product in the capacitors category, particularly for use in PCs, flat-screen TVs and home game consoles. The yen’s appreciation against the U.S. dollar was another factor.
[Ferrite cores and magnets] Sales of ferrite cores and magnets rose slightly year on year, with higher magnet sales outweighing lower ferrite core sales.

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
(2)Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector declined 2.6% from ¥49,981 million to ¥48,675 million (U.S.$459,198 thousand).
[Inductive devices] Sales of inductive devices were flat year on year, with higher sales of power line coils for flat-screen TVs and common-mode filters for the auto market, offsetting lower chip bead sales.
[High-frequency components] Sales of high-frequency components increased year on year, the result mainly of higher sales for PC applications.
[Other products] Sales of other products were down year on year, with higher sensor and actuator sales unable to fully compensate for lower power supply sales due to the termination of some products.
(3)Recording devices
This sector has two product categories: HDD heads and other.
Sector sales increased 2.9% from ¥70,416 million to ¥72,445 million (U.S.$683,443 thousand).
[HDD heads] Sales decreased year on year. While the TDK Group’s HDD head sales volume increased on the back of higher demand for HDD heads in line with rising HDD unit production, overall sales were brought down by the impact of price decreases and the yen’s appreciation against the U.S. dollar.
[Other] Category sales increased year on year, mainly reflecting the fact that sales of a HDD suspension assembly business that was made a subsidiary in November 2007 contributed to first-quarter results for the first time.
(4)Others
This sector includes all products of TDK those in the three sectors above. The main products in the others sector are recording media, anechoic chambers, mechatronics (production equipment) and energy devices (rechargeable batteries).
Sector sales declined 34.9% from ¥36,599 million to ¥23,832 million (U.S.$224,830 thousand). Anechoic chambers, energy devices and other new products recorded higher year-on-year sales. However, recording media sales fell.
(Sales by Region)
Detailed sales by region can be found in the segment information on page 10.
[Japan] Overall sales fell, with sales declining in all four sectors of TDK.
[Americas] Overall sales declined, with sales decreasing in all product sectors except recording devices.
[Europe] Sales declined due mainly to lower sales in the recording devices and others.
[Asia (excluding Japan) and other areas] Sales decreased overall due mainly to lower sales in the electronic materials and recording devices sectors.
As a result, overseas sales declined 5.7% from ¥167,756 million to ¥158,158 million (U.S.$1,492,057 thousand). Overseas sales accounted for 83.0% of consolidated net sales, a 1.8 percentage point increase from 81.2% one year earlier.

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
2. Summary Information Regarding Consolidated Financial Position
(2-1) The following table summarizes TDK’s consolidated balance sheet as at June 30, 2008.

Total assets	¥991,725 million	(6.0% increase)
Total stockholders’ equity	¥734,239 million	(2.5% increase)
Stockholders’ equity ratio	74.0%	(2.6 percentage point decrease)
At June 30, 2008, cash and cash equivalents and net property, plant and equipment were ¥19,709 million and ¥30,472 million higher, respectively, than at March 31, 2008. As a result of these changes, total assets increased by ¥56,192 million compared with March 31, 2008.
Total liabilities increased by ¥38,673 million, mainly reflecting increases of ¥31,446 million in short-term debt, of ¥5,512 million in accrued expenses and of ¥4,614 million in other current liabilities.
Total stockholders’ equity increased by ¥17,662 million compared with March 31, 2008 due mainly to a ¥22,111 million decrease in accumulated other comprehensive income (loss) and a ¥4,780 million decrease in retained earnings.
(2-2) Cash Flows
(¥ millions)

	FY2008 1Q	FY2009 1Q	Change
Net cash provided by operating activities	22,278	14,247	(8,031)
Net cash used in investing activities	(38,512)	(26,255)	12,257
Net cash provided by (used in) financing activities	(46,888)	22,355	69,243
Effect of exchange rate changes on cash and cash equivalents	8,048	9,362	1,314
Net increase (decrease) in cash and cash equivalents	(55,074)	19,709	74,783
Cash and cash equivalents at beginning of period	289,169	166,105	(123,064)
Cash and cash equivalents at end of period	234,095	185,814	(48,281)

Operating activities provided net cash of ¥14,247 million (U.S.$134,406 thousand), a year-on-year decrease of ¥8,031 million. Net income decreased by ¥11,576 million to ¥4,446 million (U.S.$41,943 thousand), while depreciation and amortization increased by ¥2,245 million to ¥18,398 million (U.S.$173,566 thousand). In changes in assets and liabilities, the decrease in trade receivables was ¥3,609 million larger, while the increase in inventories was ¥7,542 million less than in the first quarter of fiscal 2008. Meanwhile, the decrease in trade payables represented a ¥7,320 million change from the first quarter of fiscal 2008 and the decrease in accrued expenses was ¥3,559 million more compared with the same period.
Investing activities used net cash of ¥26,255 million (U.S.$247,689 thousand), ¥12,257 million less than a year earlier. Capital expenditures increased by ¥8,957 million to ¥31,127 million (U.S.$293,651 thousand) and proceeds from sale and maturity of short-term investments declined by ¥3,860 million year on year. On the other hand, there was a ¥17,839 million decrease in payment for purchase of short-term investments, a ¥4,155 million increase in proceeds from the sale and

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
maturity of investments in securities and a ¥2,007 million decrease in payment for purchase of investments in securities.
Financing activities provided net cash of ¥22,355 million, a ¥69,243 million change from the ¥46,888 million in net cash used in the first quarter of fiscal 2008, which included ¥39,232 million to acquire the Company’s treasury stock and ¥7,946 million to pay dividends. In the first quarter of fiscal 2009, on the other hand, ¥31,379 million was provided by a net increase in short-term debt, while ¥9,027 million was used to pay dividends.
3. Qualitative Information Regarding Consolidated Projections
[Fiscal 2009 Consolidated Projections]
TDK’s projections for consolidated operating results, capital expenditures, depreciation and amortization, and research and development expenses for fiscal 2009, the year ending March 31, 2009, are as follows.
[Consolidated Projections for Fiscal 2009]

Term	July 2008				April 2008
	Announcement	FY2008	Change from	% change	Announcement
	FY2009	(Actual)	FY2008	from	FY2009
	(Forecasts)	(¥ millions)	(¥ millions)	FY2008	(Forecasts)
Item	(¥ millions)				(¥ millions)

Net sales	862,000	866,285	(4,285)	-0.5	880,000
Operating income	69,000	87,175	(18,175)	-20.8	80,000
Income before income taxes	73,500	91,505	(18,005)	-19.7	85,500
Net income	55,500	71,461	(15,961)	-22.3	65,000

[Projections for Capital Expenditures, Depreciation and Amortization, and Research and Development Expenses]

(¥ millions)
Term	FY2009		FY2008
	(Forecasts)		(Actual)
Item	Amount	% of sales	Amount	% of sales
Capital expenditures	70,000	—	84,312	—
Depreciation and amortization	77,000	8.8	71,297	8.2
Research and development expenses	57,000	6.5	57,387	6.6

(Notes)
TDK has revised its projections for the first half of fiscal 2009, based on actual results for the first quarter and second-quarter projections. However, there has been no change to second-half projections because of an uncertain outlook for the operating environment.
(Projections for main products are as follows:)
Electronic Materials and Electronic Devices
It is extremely difficult to forecast demand for finished products and electronic components used in them due to the effects of persistently high resource prices and crude oil as well as fears of an economic standstill in the U.S. However, TDK’s sales plan for electronic materials and electronic devices is based on a year-on-year positive demand growth forecast for key finished products such as mobile phones, PCs and flat-screen TVs, which drive the consumer electronics market.

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
Recording Devices
Firm growth is forecast for HDD demand also in fiscal 2009. Demand for HDD heads is forecast based on the assumption of strong projected growth in demand for 2.5-inch HDDs for notebook PCs in particular.
(Exchange Rate Forecast)
An average yen-U.S. dollar exchange rate of ¥100 is assumed from the second quarter of fiscal 2009.
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in applicable laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.
4. Others
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. TDK adopted SFAS 157 on April 1, 2008. The adoption of SFAS 157 has no material effect on TDK’s consolidated financial position and results of operations.

5) Balance sheets

ASSETS
Term	As of June 30, 2008			As of March 31, 2008		Change from
						March 31, 2008
	(Yen	%	(U.S.$	(Yen	%	(Yen
Item	millions)		thousands)	millions)		millions)

Current assets	487,973	49.2	4,603,519	462,820	49.5	25,153
Cash and cash equivalents	185,814		1,752,962	166,105		19,709
Net trade receivables	159,495		1,504,670	157,118		2,377
Inventories	93,897		885,821	88,816		5,081
Other current assets	48,767		460,066	50,781		(2,014)

Noncurrent assets	503,752	50.8	4,752,377	472,713	50.5	31,039
Investments in securities	68,464		645,887	68,714		(250)
Net property, plant and equipment	297,621		2,807,745	267,149		30,472
Other assets	137,667		1,298,745	136,850		817
TOTAL	991,725	100.0	9,355,896	935,533	100.0	56,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
Term	As of June 30, 2008			As of March 31, 2008		Change from
						March 31, 2008
	(Yen	%	(U.S.$	(Yen	%	(Yen
Item	millions)		thousands)	millions)		millions)

Current liabilities	199,524	20.1	1,882,302	161,961	17.3	37,563
Short-term debt	40,344		380,604	8,898		31,446
Current installments of long-term debt	291		2,745	294		(3)
Trade payables	78,445		740,047	76,391		2,054
Accrued expenses	69,346		654,208	63,834		5,512
Income taxes payables	1,600		15,094	7,660		(6,060)
Other current liabilities	9,498		89,604	4,884		4,614

Noncurrent liabilities	54,421	5.5	513,406	53,311	5.7	1,110
Long-term debt, excluding current installments	182		1,717	152		30
Retirement and severance benefits	34,543		325,878	33,990		553
Deferred income taxes	6,148		58,000	5,998		150
Other noncurrent liabilities	13,548		127,811	13,171		377
Total liabilities	253,945	25.6	2,395,708	215,272	23.0	38,673

Minority interests	3,541	0.4	33,405	3,684	0.4	(143)

Common stock	32,641		307,934	32,641		—
Additional paid-in capital	63,935		603,160	63,887		48
Legal reserve	19,644		185,321	19,510		134
Retained earnings	683,939		6,452,255	688,719		(4,780)
Accumulated other comprehensive income (loss)	(59,472)		(561,057)	(81,583)		22,111
Treasury stock	(6,448)		(60,830)	(6,597)		149
Total stockholders’ equity	734,239	74.0	6,926,783	716,577	76.6	17,662
TOTAL	991,725	100.0	9,355,896	935,533	100.0	56,192

Note:
     U.S.$1=Yen 106, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
6) Statements of income

Term	1Q of FY2008		1Q of FY2009
	(April 1, 2007 -		(April 1,2008 -			Change
	June 30, 2007)		June 30,2008)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)
Item	millions)		millions)		thousands)	millions)

Net sales	206,699	100.0	190,623	100.0	1,798,330	(16,076)	-7.8
Cost of sales	150,632	72.9	148,415	77.9	1,400,142	(2,217)	-1.5
Gross profit	56,067	27.1	42,208	22.1	398,188	(13,859)	-24.7
Selling, general and administrative expenses	39,938	19.3	36,815	19.3	347,311	(3,123)	-7.8
Operating income	16,129	7.8	5,393	2.8	50,877	(10,736)	-66.6

Other income (deductions):
Interest and dividend income	2,440		1,118		10,547	(1,322)
Interest expense	(28)		(79)		(745)	(51)
Foreign exchange gain (loss)	1,635		(698)		(6,585)	(2,333)
Other-net	5		(157)		(1,481)	(162)
Total other income (deductions)	4,052	2.0	184	0.1	1,736	(3,868)	-95.5

Income before income taxes	20,181	9.8	5,577	2.9	52,613	(14,604)	-72.4

Income taxes	4,051	2.0	1,340	0.7	12,642	(2,711)	-66.9

Income before minority interests	16,130	7.8	4,237	2.2	39,971	(11,893)	-73.7

Minority interests	108	0.0	(209)	-0.1	(1,972)	(317)	—

Net income	16,022	7.8	4,446	2.3	41,943	(11,576)	-72.3

Note:
            U.S.$1=Yen 106, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
7) Statements of cash flows

Term	1Q of FY2008	1Q of FY2009

	(April 1, 2007 - June 30, 2007)	(April 1, 2008 - June 30, 2008)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)

Cash flows from operating activities:
Net income	16,022	4,446	41,943
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,153	18,398	173,566
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	2,737	6,346	59,868
Decrease (increase) in inventories	(10,374)	(2,832)	(26,717)
Increase (decrease) in trade payables	3,077	(4,243)	(40,028)
Increase (decrease) in accrued expenses	(3,565)	(7,124)	(67,208)
Increase (decrease) in changes in other assets and liabilities, net	(3,200)	(2,223)	(20,972)
Other-net	1,428	1,479	13,954
Net cash provided by operating activities	22,278	14,247	134,406

Cash flows from investing activities:
Capital expenditures	(22,170)	(31,127)	(293,651)
Proceeds from sale and maturity of short-tem investments	5,025	1,165	10,990
Payment for purchase of short-term investments	(18,853)	(1,014)	(9,566)
Proceeds from sale and maturity of investments in securities	—	4,155	39,198
Payment for purchase of investments in securities	(2,793)	(786)	(7,415)
Other-net	279	1,352	12,755
Net cash used in investing activities	(38,512)	(26,255)	(247,689)

Cash flows from financing activities:
Repayment of long-term debt	(116)	(81)	(764)
Increase (decrease) in short-term debt, net	(324)	31,379	296,028
Cash paid to acquire treasury stock	(39,232)	(2)	(19)
Dividends paid	(7,946)	(9,027)	(85,160)
Other-net	730	86	811
Net cash provided by (used in) financing activities	(46,888)	22,355	210,896

Effect of exchange rate changes on cash and cash equivalents	8,048	9,362	88,321
Net increase (decrease) in cash and cash equivalents	(55,074)	19,709	185,934
Cash and cash equivalents at beginning of period	289,169	166,105	1,567,028
Cash and cash equivalents at end of period	234,095	185,814	1,752,962
Notes:
     U.S.$1=Yen 106, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
8) Segment Information
1. Industry segment information
Recording media sales have dropped sharply due to the August 2007 transfer of the TDK brand recording media sales business and as a result these sales now account for less than 10% of total net sales. Because the electronic materials and components segment accounted for more than 90% of total net sales and operating income, segment information has been omitted.
2. Geographic segment information

Term		1Q of FY2008		1Q of FY2009
		(April 1, 2007 -		(April 1, 2008 -			Change
		June 30, 2007)		June 30, 2008)
Region		(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Japan	Net sales	99,785	100.0	84,062	100.0	793,038	(15,723)	-15.8
	Operating income (loss)	9,454	9.5	(1,772)	-2.1	(16,717)	(11,226)	—
Americas	Net sales	27,212	100.0	21,862	100.0	206,245	(5,350)	-19.7
	Operating income	621	2.3	1,127	5.2	10,632	506	81.5
Europe	Net sales	18,318	100.0	10,756	100.0	101,472	(7,562)	-41.3
	Operating income (loss)	(498)	-2.7	12	0.1	113	510	—
Asia and	Net sales	142,860	100.0	141,994	100.0	1,339,566	(866)	-0.6
others	Operating income	6,600	4.6	6,940	4.9	65,472	340	5.2
Intersegment	Net sales	81,476		68,051		641,991	(13,425)
eliminations	Operating income	48		914		8,623	866
Total	Net sales	206,699	100.0	190,623	100.0	1,798,330	(16,076)	-7.8
	Operating income	16,129	7.8	5,393	2.8	50,877	(10,736)	-66.6

Notes:
     1. Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
     2. U.S.$1=Yen 106, for convenience only.
3. Sales by region

Term	1Q of FY2008		1Q of FY2009
	(April 1, 2007 -		(April 1, 2008 -			Change
	June 30, 2007)		June 30, 2008)
Region	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Americas	24,735	12.0	22,590	11.9	213,113	(2,145)	-8.7
Europe	18,010	8.7	12,151	6.4	114,632	(5,859)	-32.5
Asia and others	125,011	60.5	123,417	64.7	1,164,312	(1,594)	-1.3
Overseas sales total	167,756	81.2	158,158	83.0	1,492,057	(9,598)	-5.7
Japan	38,943	18.8	32,465	17.0	306,273	(6,478)	-16.6
Net sales	206,699	100.0	190,623	100.0	1,798,330	(16,076)	-7.8

Notes:
     1. Overseas sales are based on the location of the customers.
     2. U.S.$1=Yen 106, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2009(U.S. GAAP)
9) Supplementary Information (Consolidated)
Exchange rates used for conversion

Term	1Q of FY2008		1Q of FY2009		FY 2008
	April 1, 2007 -		April 1, 2008 -		April 1, 2007 -
	June 30, 2007		June 30, 2008		March 31, 2008
Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	120.82	162.75	104.56	163.44	114.44	161.59
The end of the period	123.26	165.64	106.42	168.07	100.19	158.19

Sales breakdown

Term	1Q of FY2008		1Q of FY2009			Change
	(April 1, 2007 - June 30, 2007)		(April 1, 2008 - June 30, 2008)
	Amount	Ratio to	Amount	Ratio to	Amount
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials	49,703	24.0	45,671	24.0	430,859	(4,032)	-8.1
Electronic devices	49,981	24.2	48,675	25.5	459,198	(1,306)	-2.6
Recording devices	70,416	34.1	72,445	38.0	683,443	2,029	2.9
Others	36,599	17.7	23,832	12.5	224,830	(12,767)	-34.9
Total sales	206,699	100.0	190,623	100.0	1,798,330	(16,076)	-7.8
Overseas sales	167,756	81.2	158,158	83.0	1,492,057	(9,598)	-5.7

Note:
     Recording media results are now included in the “others” sector.
Overseas sales by division

Term	1Q of FY2008		1Q of FY2009
	April 1, 2007 -		April 1, 2008 -
	June 30, 2007		June 30, 2008		Change(%)
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)
Electronic materials	37,436	18.1	33,899	17.8	-9.4
Electronic devices	33,351	16.2	33,645	17.7	0.9
Recording devices	69,640	33.7	71,860	37.7	3.2
Others	27,329	13.2	18,754	9.8	-31.4
Overseas sales	167,756	81.2	158,158	83.0	-5.7

Note:
     Recording media results are now included in the “others” sector.
Company group
     As of June 30, 2008, TDK had 93 subsidiaries (18 in Japan and 75 overseas). TDK also had 7 affiliates (4 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.